                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

        [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

        FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

        FOR THE TRANSITION PERIOD FROM TO


                           COMMISSION FILE NO. 0-21107


        A. FULL TITLE OF THE PLAN IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW: TELESPECTRUM WORLDWIDE INC. 401(k) RETIREMENT SAVINGS PLAN.

        B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE: TELESPECTRUM WORLDWIDE INC., 443 SOUTH GULPH ROAD, KING OF PRUSSIA, PA 19406.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Trustees of
TeleSpectrum Worldwide Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the TeleSpectrum Worldwide Inc. 401(k) Retirement Savings Plan (the
Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        /s/ ARTHUR ANDERSEN LLP




Philadelphia, Pennsylvania
June 29, 2001

TELESPECTRUM WORLDWIDE INC.
401(k) RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
  December 31, 2000 and 1999............................................1

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  For the year ended December 31, 2000..................................2

NOTES TO FINANCIAL STATEMENTS
  December 31, 2000.....................................................3

SCHEDULE H, PART IV, ITEM I-SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
  December 31, 2000.....................................................8

SIGNATURES..............................................................9

EXHIBIT INDEX..........................................................10

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS..............................11

TELESPECTRUM WORLDWIDE INC.
401(k) RETIREMENT SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999




                                                       2000         1999
                                                   ------------ ------------
ASSETS:
  Investments                                      $  7,397,879 $  7,343,519
  Contributions receivable                              214,992      105,245
  Loan repayments receivable                            218,643      144,765
                                                   ------------ ------------
                                                      7,831,514    7,593,529
LIABILITIES:
  Excess contributions payable                          (56,680)      (8,518)
                                                   ------------ ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS             $  7,774,834 $  7,585,011
                                                   ============ ============

The accompanying notes are an integral part of these statements.

TELESPECTRUM WORLDWIDE INC.
401(k) RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2000




NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                             $  7,585,011
ADDITIONS:
  Interest and dividend income                                       867,907
  Net depreciation in value of investments                        (1,684,370)
  Transfers into the Plan (Note 1)                                 1,177,306
                                                                ------------
                                                                     360,843
                                                                ------------
CONTRIBUTIONS:
  Participants                                                     1,366,751
  Employer                                                           338,472
  Rollover                                                            52,724
                                                                ------------
                                                                   1,757,947
                                                                ------------
Total additions and contributions                                  2,118,790
                                                                ------------
DEDUCTIONS:
  Benefits paid to participants                                    1,792,795
  Transfer to other qualified contribution benefit plan                6,982
  Refunds to participants                                             96,473
  Loan distributions                                                   4,275
  Forfeitures, net                                                    28,442
                                                                ------------
Total deductions                                                   1,928,967
                                                                ------------
Net increase in plan assets                                          189,823
                                                                ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  End of year                                                   $  7,774,834
                                                                ============

The accompanying notes are an integral part of these statements.

TELESPECTRUM WORLDWIDE INC.
401(k) RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000




1.      DESCRIPTION OF THE PLAN:

The following brief description of the TeleSpectrum Worldwide Inc. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

TeleSpectrum Worldwide Inc. (the Company) established the Plan effective January 1, 1997. The Plan was formed by merging the net assets of four Predecessor Plans -the Somar 401(k) Profit Sharing Plan, the Response Center, Inc. 401(k) Profit Sharing Plan, the NBG Services, Inc. 401(k) Savings Plan and the TeleSpectrum, Inc. 401(k) Plan. The Plan is a defined contribution plan covering employees who have completed one year of service and have attained the age of 21. Additionally, the Plan covers employees who were participants in the Predecessor Plans immediately prior to January 1, 1997. The Plan is administered by a committee of Company employees appointed by the Board of Directors whose members are not compensated for administrative services rendered. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On June 30, 1999, the Company merged with International Data Response Corporation (IDRC). Effective July 1, 2000, the IDRC 401(k) Retirement Savings Plan (the IDRC Plan) was merged into the Plan. Therefore, the Plan was amended to allow all former IDRC employees, who participated in the IDRC Plan, and were subsequently hired by the Company, to become participants in the Plan as of July 1, 2000. All assets and liabilities of the IDRC Plan became assets and liabilities of the Plan.

CONTRIBUTIONS

Participants may make salary reduction contributions up to 15 percent of pre-tax compensation as defined in the Plan. Annual pre-tax salary deferrals are limited to the maximum allowable under the Internal Revenue Code ($10,500 in 2000). Qualified distributions from other retirement plans can also be transferred into the Plan and retained as a rollover contribution. The Company makes a matching contribution of 25 percent of the first 6 percent of participant-elected pre-tax salary deferral and may also elect to contribute a separately designated discretionary profit sharing contribution. Under the terms of the Plan, the matching contribution cannot exceed 6 percent of each participant's compensation. The Company elected not to make a discretionary contribution for the Plan years ending December 31, 2000 and 1999. The Plan's committee may limit the amount of contributions if it is determined that such limitation is necessary to satisfy the requirements of the Internal Revenue Code.

VESTING

Participants are immediately vested in 100 percent of their elected salary deferrals, rollover contributions and earnings thereon. The vesting of employer matching contributions and earnings on these amounts are based on years of credited service.

Participants are 100 percent vested after four years of credited service or attainment of normal retirement age, as defined. A participant who was actively employed by a sponsor of a Predecessor Plan on December 31, 1996 and was an employee of the Company on January 1, 1997 is 100 percent vested in their matching contribution and profit sharing accounts that were part of their Predecessor Plan account as of January 1, 1997.

FORFEITURES

Upon termination of employment, the non-vested portion of a participant's interest in the Plan attributable to employer contributions will be forfeited. These forfeitures are then used to reduce the Company's future contributions to the Plan. As of December 31, 2000, there was $27,201 of unused forfeitures. During 2000, forfeitures of $28,442 were used to reduce Company contributions to the Plan.

BENEFITS

Upon termination of service, a participant may elect to receive benefits either in a lump-sum payment or an annuity, as defined.

PARTICIPANT LOANS

Participant loans may be obtained upon written application of any participant. Loans shall be made available to all participants in a uniform non-discriminatory manner and are limited to a maximum of 50 percent of the vested account balance of the participant or $50,000 less the participant's highest outstanding loan balances as defined in the Plan agreement. Each loan will be evidenced by a promissory note setting forth the repayment terms and secured by the balance of the participant's account. The principal amount of each loan to a participant will be charged against the participant's account in the Plan. The interest rate charged is determined by the committee and is commensurate with the rate that would be charged by a bank or other professional lender for making a loan under similar circumstances. For all loans outstanding as of December 31, 2000 and 1999, this rate ranged from 6.7 percent to 10.0 percent.

ADMINISTRATIVE EXPENSES

Expenses and charges incurred in the administration of the Plan may be paid by the Plan to the extent not paid by the Company. During 2000, the Company on behalf of the Plan paid administrative expenses of $99,061.

INVESTMENT OPTIONS

Participants may choose to invest their salary deferrals, along with the employer matching contribution, in nine investment options with Putnam Investments or TeleSpectrum Worldwide Inc. common stock. Effective January 1, 2001, the TeleSpectrum Common Stock Fund was eliminated as an investment alternative under the Plan and balances invested in the common stock fund were transferred to the Putnam Stable Value Fund. Investment options at December 31, 2000, include the following:

          FUND NAME                            DESCRIPTION
-----------------------------   -----------------------------------------------
Putnam Fund for Growth &        Seeks capital growth and current income by
Income Fund                     investing in bargain stocks of established
                                companies.

Putnam Vista Fund               Seeks capital appreciation by investing
                                primarily in the common stocks of midcap
                                companies whose market value is between
                                $300 million and $5 billion.

Putnam New Opportunities Fund   Seeks long-term capital appreciation by
                                targeting rapidly expanding sectors of the
                                economy and then selecting stocks of
                                fast-growing companies within these sectors.

Putnam Asset Allocation Fund    Seeks capital appreciation and total return by
                                shifting assets as markets change to take
                                advantage of investing opportunities.

Putnam Small Cap Fund           Seeks to take advantage of the long-term growth
                                potential by investing in stocks of small
                                companies.

Putnam Investors Fund           Seeks to provide long-term growth of capital and
                                any increased income that results from this
                                growth. This fund invests primarily in "blue
                                chips," the stocks of large, well-established,
                                companies selected from a broad range of
                                industries.

Putnam American Government      This fund typically divides its assets evenly
Fund                            between U.S. Treasury securities and bonds
                                issued by the Government National Mortgage
                                Association. In addition, the fund takes a
                                slightly more aggressive approach to total
                                return by investing in longer-term securities.

Putnam International Growth     Seeks to provide for growth, value, or a
Fund                            combination of both. Generally, the managers
                                seek companies they believe can grow through
                                corporate restructuring or through establishing
                                niche positions in growth-oriented industries.

Putnam Stable Value Fund        Emphasizes stability of principal while seeking
                                to earn a competitive rate of return. The Fund's
                                investments may include guaranteed investment
                                contracts and security-backed investment
                                contracts issued or wrapped by major,
                                high-quality insurance companies, banks, and
                                other similar financial institutions. Because
                                the fund's holdings consist of many contracts -
                                all with varying interest rates - and money
                                market instruments, investors receive a combined
                                or blended rate of return. This blended rate
                                varies as the fund's investment change over
                                time. Investments in this fund are stated at
                                market value.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the employee elected salary deferral, qualified distributions from other retirement plans, employer contributions and an allocation of Plan earnings/losses, including market appreciation/depreciation. Allocations are based on either the participant's compensation, account balances or contributions, as defined.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits, disclosure of contingent assets and obligations at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain items in the 1999 financial statements and footnotes have been reclassified in order to conform with the 2000 financial statement and footnote presentation.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair market value and unrealized appreciation/ depreciation of the assets is based on the market value of the assets at the beginning of the period or at the date of purchase, if purchased during the current period. Fair market value is determined primarily based upon the fair market value of the underlying assets. Securities traded on the public markets are valued at their quoted market prices. Shares of mutual funds are valued at their net asset value as reported by the mutual fund at yearend. Purchases and sales of securities are reflected on a trade-date basis.

RISKS AND UNCERTAINTIES

The Plan's investment in TeleSpectrum Worldwide Inc. common stock is exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.      INVESTMENTS:

The following investments represent 5 percent or more of the Plan's net assets.

                                                      2000         1999
                                                   -----------  -----------

Putnam Fund for Growth & Income, 72,960 and
58,190 shares, respectively                        $ 1,424,910  $ 1,091,058
Putnam Vista Fund, 115,909 and 97,384 shares,
respectively                                       $ 1,509,141  $ 1,700,322
Putnam New Opportunities Fund, 38,584 and 34,197
shares, respectively                               $ 2,261,788  $ 3,110,521
Putnam Asset Allocation Fund, 57,262 and 51,291
shares respectively                                $   619,578  $   664,775
Putnam Money Market Fund, 445,206 shares           $        --  $   445,206
Putnam Stable Value Fund, 573,477 shares           $   573,477  $        --
Putnam Investors Fund, 25,584 shares               $   392,976  $        --

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,684,370 as follows:

Mutual funds                                                      (1,605,867)
Common stock                                                         (78,503)

4.      PLAN TERMINATION:

Although there is no intention to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination of the Plan, participants become vested in all amounts credited to their accounts.

5.      DISTRIBUTIONS/BENEFITS PAID TO PARTICIPANTS:

Distributions/benefits paid to participants are generally made on a monthly basis for those requests processed in the previous month. There were no distributions/benefits payable to participants as of December 31, 2000 and 1999.

6.      INCOME TAX STATUS:

The trust established under the Plan is qualified under the Internal Revenue Code as exempt from federal income taxes under Section 501 (a). The Plan has received a favorable determination letter from the Internal Revenue Service
(IRS) maintaining the Plan's qualified status under the applicable Internal Revenue Service requirements.

The Plan did not meet certain requirements to qualify as non-discriminatory. In order to meet these requirements, the Company refunded $56,680 and $8,518 to participants subsequent to December 31, 2000 and 1999, respectively. Such amounts have been reflected as excess contributions payable in the accompanying statement of net assets available for plan benefits.

                                                                      SCHEDULE I
                                                              E.I.N. #23-2845501
                                                                       PLAN #001



TELESPECTRUM WORLDWIDE INC.
401(k) RETIREMENT SAVINGS PLAN


SCHEDULE H, PART IV, ITEM I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2000




                                                                   MARKET
            DESCRIPTION OF INVESTMENT                  SHARES       VALUE
-------------------------------------------------    ----------  -----------
*Putnam Fund for Growth & Income                         72,960  $ 1,424,921
*Putnam Vista Fund                                      115,909    1,509,141
*Putnam New Opportunities Fund                           38,584    2,261,788
*Putnam Asset Allocation Fund                            57,262      619,578
*Putnam Small Cap Fund                                    5,977       71,906
*Putnam Investors Fund                                   25,584      392,976
*Putnam American Government Fund                         42,973      373,872
*Putnam International Growth Fund                         4,552      112,481
*Putnam Stable Value Fund                               573,477      573,477
*TeleSpectrum Worldwide Inc. Common Stock               128,309       57,739
*Loans to participants with interest rates of
6.7% to 10.0%                                               N/A      218,643
                                                                 -----------
TOTAL INVESTMENTS                                                $ 7,616,522
                                                                 ===========

*Represents a party-in-interest.

TELESPECTRUM WORLDWIDE INC.
401(k) RETIREMENT SAVINGS PLAN


SIGNATURES





THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TELESPECTRUM WORLDWIDE Inc.
401(K) RETIREMENT SAVINGS PLAN

Date: June 29, 2001

By: /s/ Jean Copp




Name:  Jean Copp
Title:  Executive Vice President of Human Resources

TELESPECTRUM WORLDWIDE INC.
401(k) RETIREMENT SAVINGS PLAN


EXHIBIT INDEX





EXHIBIT NO.                          DESCRIPTION
--------------  ----------------------------------------------------------------
23.1            Consent of Arthur Andersen LLP, independent public accountants




10